January 10, 2013


Tina M. Payne, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017


Re:     Cohen & Steers MLP & Energy Income Fund, Inc.
          SEC File Numbers: 333-185483; 811-22780


Dear Ms. Payne:

        We have reviewed the registration statement of Cohen & Steers MLP & Energy Income Fund, Inc. (the "Fund") filed on December 14, 2012, on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Fund filed the registration statement to register common shares. We have the following comments.


**Prospectus**

**Cover Page**

        1.  The chart on the cover page includes "Estimated offering expenses" as a separate line item.  Please revise the chart to conform to Item 1.g of Form N-2.

        2.  Please abridge the disclosure on the cover page so that it fits on one page, if at all possible.  The cover page should contain only a *brief* description of the investment objectives of the Fund and a *brief* description of the securities being offered.  Item 1.2 of Form N-2 states that the cover page "may include other information if it does not, by nature, *quantity*, or manner of presentation impede understanding of the required information." (Emphasis added)

        3. *Portfolio Contents* -- Change "Managed Assets", in the first sentence, to "net assets (plus the amount of any borrowings for investment purposes)" or, in the alternative, make a representation in your response letter that - for purposes of the 80% test - the Fund's definition of "Managed Assets" is consistent with the definition of "Assets" in Rule 35d-1(d)(2) under the 1940 Act.

        4.  Please revise the paragraph in bold just before the pricing table to emphasize that investing in the common shares of the Fund may be *speculative* and involves a *high* degree of risk, including the risks associated with the use of leverage.  *See Item* 1.1.j of Form N-2.

## GLOSSARY OF KEY TERMS

5. The definition of "Energy Investments" includes "instruments that provide economic exposure to each type of investment listed in the items (i) through (v)." Please amplify the definition to specify whether these "instruments" includes options and derivatives.

## Prospectus Summary

6. The Offering, page 1 -- please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

**Investment Strategies, Pages 2-3**

7. With respect to the Fund's investment in the wholly-owned Subsidiary:

   a) Confirm to the staff that all Subsidiary expenses will be included in the Fund's fee table.
   b) Disclose that the Subsidiary will be managed pursuant to the Fund's compliance policies and procedures (i.e., that the Subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the Fund).
   c) Disclose who will provide investment management services to the Subsidiary and who will pay for those services.
   d) Disclose whether the financial statements of the Subsidiary will be consolidated with the Fund's financial statements in the Fund's annual and semi-annual reports. Please confirm that the Subsidiary's financial statements will be audited and filed with the SEC.
   e) Please confirm that the wholly-owned Subsidiary of the Fund will enter into an advisory contract pursuant to the requirements of Section 15(a) of the 1940 Act.
   f) Please confirm that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act regarding the Subsidiary's Board of Directors.
   g) Please confirm whether the Subsidiary will have the same custodian and auditor as the Fund.
   h) Please provide an analysis to the staff whether the Fund's investment in the Subsidiary is considered a liquid investment.
   i) Please confirm whether the Fund will (i) consent to service of process on the Subsidiary and examinations of the Subsidiary's books and records; and (ii) have the Subsidiary's board execute the Fund's pre-effective and post-effective amendments.

j)  Please discuss in your response letter whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

## Portfolio Contents, Pages 3–8

8.  *Debt Securities of MLPs* -- May the Fund invest in debt securities that are in default? Is there a limit on the Fund's investments in "junk bonds"?

9.  *Foreign (Non-U.S.) Securities and Depositary Receipts* – Disclose the extent to which the Fund may invest in foreign securities and depositary receipts.  May it be fully invested in such securities?

10.  *Derivatives* -- (a) Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division:  *Letter to the Investment Company Institute re:  Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.  (b)  The prospectus states the Fund may enter into credit default swaps.  Please clarify whether the Fund intends to *write* credit default swaps.  If the Fund intends to write credit default swaps, please highlight the risks and, in a letter to the staff, please confirm that the entire notional amount will be covered.

11.  The Fund discloses that it may engage in transactions involving total return swaps.  When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

## Use of Leverage, Pages 9-10

12.  On page 37, the prospectus states that the Fund has no current intention to issue Preferred Shares.  Confirm to the staff in your response to these comments that the Fund will not issue Preferred Shares for at least one year after completion of its initial public offering.

## Tax Considerations, Pages 10-11

13.  The prospectus states that, at times, the Fund may return capital.  Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

**SUMMARY OF FUND EXPENSES, page 28**

14. Please confirm to the staff, if applicable, that the dividend expenses associated with the future issuance of the preferred stock within one year of the effective date of this registration statement will be included in the body of the fee table.

15. Please provide the heading "Example" for the example portion of the fee table.

**USE OF LEVERAGE, Page 37**

16. Disclose the circumstances which would cause the Fund's Board of Directors to consider issuing Preferred Shares or enter into reverse repurchase agreements.

**Statement of Additional Information ("SAI")**

**INVESTMENT OBJECTIVES AND POLICIES, Pages 3-21**

17. Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

**INVESTMENT RESTRICTIONS, Pages 24**

18. The SAI states, as a fundamental policy, the Fund may not "Invest more than 25% of its *Managed Assets* in securities of issuers in any one industry...."  (Emphasis added.) Please change "Managed Assets" to "total assets." *See* the instruction to Item 8.2.b (2) of Form N-2.

**MANAGEMENT OF THE FUND, Pages 24 - 28**

19. The directors of the Fund, including the required number of disinterested directors, should be furnished by a pre-effective amendment.

**General Comments**

20. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

21. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

22. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.  If the Fund intends to file an

application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

 23 d. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, <u>A Plain English Handbook</u> (1998).

 24. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

 25. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

* * *

 Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,


John Grzeskiewicz
Senior Counsel